March 4, 2005

Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Re:	Flow International Corporation, Annual Report on Form 10-K/A for the fiscal year ended April 30, 2004 and Form 10-Q for the quarter ended October 31, 2004 File No. 0-12448

Dear Mr. Decker:

We are responding to your letter dated February 10, 2005, which sets forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) relating to Flow International Corporation’s (“Flow” or the “Company”) Annual Report on Form 10-K/A for the fiscal year ended April 30, 2004 and its Quarterly Report on Form 10-Q for the quarter ended October 31, 2004. We would also like to express our appreciation to the Divison of Corporation Finance for agreeing to an extension of the requested response date for this letter. For your convenience, each of the Staff’s comments has been included in italics and precedes the Company’s responses.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC. The Company also acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company understands that it may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K/A FOR THE YEAR ENDED APRIL 30, 2004

Comment applicable to your overall filing

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response:

Unless instructed otherwise, based on its review of the wording of the comments, it is the Company’s opinion that only comment # 20 requires the filing of an amended Form 10-K for the period ended April 30, 2004 and Forms 10-Q for the quarters ended October 31, 2003, January 31, 2004, July 31, 2004 and October 31, 2004. As the Staff will note in the response to question # 20, the Company is respectfully requesting that it be required to only refile the certifications for the above reporting periods as exhibits. All other information will be incorporated into future filings.

Item 6,	Selected Financial Data, page 14

2.	Please provide a reconciliation of the balance sheet and income statement data presented for the years ended April 30, 2000 and April 30, 2001 from previously reported amounts to restated amounts.

Response:

In response to this comment, the Company is providing for the Staff’s information the requested reconciliation of the balance sheet and income statement data presented for the years ended April 30, 2001 and 2000 to show previously reported amounts and the corresponding restated amounts.

Description of Adjustments:

The Company has identified errors in the 2001 and 2000 Consolidated Financial Statements related to the application of Statement of Financial Accounting Standards No. 52 (“FAS 52”), “Foreign Currency Translation”, to inter-company balances and reconciliation of inter-company accounts.

•	The Company has reviewed its treatment of foreign currency gains and losses on inter-company balances under FAS 52. The Company had been including such gains and losses in Accumulated Other Comprehensive Loss when translating the financial statements of foreign subsidiaries. Such gains and losses should have been reported in the Consolidated Statement of Operations because the related inter-company balances were not of a long-term investment nature. The Company has reflected the appropriate adjustments in Other Income (Expense), net.

•	The Company determined that certain of its inter-company accounts were not properly reconciled. As a result, certain historical entries that were previously recorded as foreign currency translation losses in Accumulated Other Comprehensive Loss should have been recorded to Cost of Sales in the Consolidated Statement of Operations.

As a result of the matters described above, the Company restated its fiscal 2001 and 2000 financial statements to include charges to Cost of Sales of $301,000 and $209,000, respectively. These entries result from the Company’s review of historical inter-company reconciliations of which on a limited basis were not completed appropriately. The adjustments above represent certain reconciling items that were treated as translation gains and losses at the time of reconciliation and recorded to Accumulated Other Comprehensive Loss on the Consolidated Balance Sheet. This restatement properly reflects the transactions in Cost of Sales. In addition, the Company is restating its fiscal 2001 and 2000 financial statements to include in Other Income (Expense), net in the Consolidated Statement of Operations foreign currency losses of $1.1 million and $4.7 million, respectively. The Company had previously recorded unrealized foreign currency gains and losses from inter-company accounts to Accumulated Other Comprehensive Loss on the Consolidated Balance Sheets. In addition to these corrections, the Company has provided for appropriate tax benefits (provisions) related to the restated amounts.

The following items in the Consolidated Statements of Operations and Consolidated Balance Sheets have been restated:

	Year Ended April 30, 2001		Year Ended April 30, 2000
	As previously reported	Restated	As previously reported	Restated
Consolidated Statements of Operations
Cost of Sales	$121,378	$121,679	$117,914	$118,123
Gross Margin	83,476	83,175	75,724	75,515
Operating Income	14,690	14,389	13,507	13,298
Other Expense, net	(615)	(1,706)	(2,047)	(6,784)
Income Before Provision for Income Taxes	7,027	5,635	6,462	1,516
Provision for Income Taxes	(2,110)	(1,597)	(1,809)	(264)
Income Before Discontinued Operations, Net of Tax and Cumulative Effect of Change in Accounting Principle, Net of Tax	4,917	4,038	4,653	1,252
Net Income	2,509	1,630	4,656	1,255
Income per Share:
Basic
Income Before Discontinued Operations and Cumulative Effect of Change in Accounting Principle	.33	.27	.32	.09
Net Income	.17	.11	.32	.09
Diluted
Income Before Discontinued Operations and Cumulative Effect of Change in Accounting Principle	.33	.27	.31	.08
Net Income	.17	.11	.31	.08

	As of April 30, 2001		As of April 30, 2000
	As previously reported	Restated	As previously reported	Restated
Consolidated Balance Sheets
Deferred Income Taxes	1,882	4,246	1,900	3,752
Total Current Assets	137,201	139,565	131,207	133,059
Total Assets	206,945	209,309	194,639	196,491
Retained Earnings	35,202	29,397	32,693	27,767
Accumulated Other Comprehensive Loss	(13,078)	(4,908)	(8,906)	(2,128)
Total Shareholders’ Equity	66,390	68,755	64,975	66,827
Total Liabilities and Shareholder’s Equity	206,945	209,309	194,639	196,491

Item 7.        Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

3.	Please also discuss the business reasons for the changes between periods in the gross margin and operating income (loss) of each of your segments discussed in Note 18 of your financial statements. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In addition, where there is more than one business reason for a change, attempt to quantify the incremental impact of each individual business reason discussed in the overall change in the line item. Please show us what your revised MD&A for 2004 as compared to 2003 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Response:

The Staff’s comments have been noted. The Company supplementally advises the Staff that the following represents how the revised MD&A for fiscal 2004 compared to fiscal 2003 will be presented. It has been changed from that originally filed to include additional discussion of the business reasons for changes between periods in both gross margin and operating income (loss) related to our business segments.

Results of Operations

We analyze our business based on the utilization of ultrahigh-pressure, either as released pressure or contained pressure. The released pressure portion of our UHP business which we call Waterjet, is comprised of the following segments: North America Waterjet, Asia Waterjet, Other International Waterjet and Other. The contained pressure operation which is what we call Avure, is made up of the Food, North America Press and International Press segments.

Fiscal 2004 Compared to Fiscal 2003 (Restated – See Note 2 to the Consolidated Financial Statements)

Sales

The Company’s sales by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30, 2004	Year Ended April 30, 2003	Dollar Change	Percent Change
Sales
Waterjet:
North America	$59,044	$53,995	$5,049	9%
Asia	20,502	17,667	2,835	16%
Other International	28,160	23,279	4,881	21%
Other	25,155	26,892	(1,737)	-6%

Waterjet Total	132,861	121,833	11,028	9%

Avure:
Food	15,296	4,851	10,445	215%
North America Press	7,445	7,668	(223)	-3%
International Press	22,007	9,763	12,244	125%

Avure Total	44,748	22,282	22,466	101%

Consolidated Total	$177,609	$144,115	$33,494	23%

Note: Our sales, for fiscal 2003, in the International Press segment include $338,000 of sales of Surface Preparation equipment, which utilize the released pressure technology or Waterjet. These sales have been included under Waterjet to the summary table of Waterjet and Avure sales above and are included in the Waterjet discussion below.

Waterjet. The Waterjet includes cutting and cleaning operations, which are focused on providing total solutions for the aerospace, automotive, job shop, surface preparation (cleaning) and paper industries. It is comprised of four reporting segments: North America Waterjet, Asia Waterjet, Other International Waterjet and Other. The North America, Asia and Other International Waterjet segments primarily represent sales of our standard cutting and cleaning systems throughout the world, as well as sales of our custom designed systems into the Aerospace industry. The ‘Other’ segment represents sales of our automation and robotic waterjet cutting cells which are sold primarily into the North American automotive industry. For the year ended April 30, 2004, total Waterjet revenue increased $11.1 million or 9% to $132.9 million from $121.8 million in the prior year. All of this growth was recorded in the North America, Asia and Other International Waterjet segments, fueled by market demand for our dynamic waterjet cutting head and improved global market conditions in the primary industries we serve. This growth was all volume related as we did not increase prices during fiscal 2004.

Included in the $5.0 million increase in fiscal 2004 in North American waterjet sales is a $3.3 million or 6% revenue increase over the prior year period for sales of our domestic standard waterjet cutting systems, as compared to the domestic machine cutting tool market, which recorded a year over year improvement of 12%, according to the Association for Manufacturing Technology (“AMT”). We do not believe that our shapecutting equipment business is as subject to cyclical fluctuations as the traditional methods tracked by the AMT. The broader machine tool market is recovering from historical lows. Our waterjets are experiencing continued acceptance in the marketplace from their flexibility and superior machine performance. The remainder of the North America Waterjet increase relates to an increase in our aerospace business, which totaled $4.1 million in fiscal 2004 driven by the manufacture of the Airbus A380. North American automotive and automation (our ‘Other’ segment) sales decreased 6% or $1.7 million in fiscal 2004 as compared to fiscal 2003 due to the cyclical nature of the automotive industry.

Outside the U.S., Waterjet revenue growth was positively influenced by growth in Asian revenues which were up $2.8 million or 16% for the year ended April 30, 2004 to $20.5 million, compared to $17.7 million in the prior year. These increases were driven largely by sales in Japan where we experienced strong demand for our surface preparation and shapecutting systems, due in part to the refurnishment program for U.S. Navy ships based in Japan.

Our Other International Waterjet segment represents primarily sales into Europe and South America. Revenues from our European operations have improved by $3.0 million or 14% to $24.6 million during fiscal 2004. Market specific pricing and standardization of system offerings and a recovering European marketplace contributed to this improvement. Sales into South America are up $1.9 million due to improvements in sales of surface preparation equipment. We are typically able to sell our products at higher prices outside the U.S. due to the costs of servicing these markets. As much of our product is manufactured in the U.S., the weakness of the U.S. dollar also helped strengthen our foreign revenues.

We also analyze our Waterjet revenues by looking at system sales and consumable sales. Systems revenues for the year ended April 30, 2004 were $85.0 million, an increase of $8.7 million or 11%, compared to the prior fiscal year due to strong global sales from recovering economic conditions fueled by a weaker U.S. dollar. Consumables revenues also recorded an improvement of 5% or $2.3 million to $47.8 million for the year ended April 30, 2004, compared to the prior year consumable revenue of $45.5 million. This is due to increased machine utilization by our customers in North and South America and Asia, all of which led to higher parts consumption. Consumables revenue continues to be positively impacted by our proprietary productivity enhancing kits and improved parts availability as well as the introduction of Flowparts.com, our easy-to-use internet order entry system.

Avure. The Avure operation includes the Fresher Under Pressure technology (“Food segment”) as well as General Press operations (North America Press and International Press segments). Fresher Under Pressure meets the increasing demand in the U.S. for a post packaging, terminal pasteurization-like step (e.g. packaged ready-to-eat meats); the demand for high quality, minimally processed foods (e.g. fresh guacamole and salsas); and the demand to utilize the productivity enhancing capabilities of UHP in food processing (e.g. shellfish), while the General Press business manufactures systems which produce and strengthen advanced materials for the aerospace, automotive and medical industries. For the year ended April 30, 2004, revenues for the Food segment were $15.3 million, representing a $10.4 million, or 215% improvement, compared to the prior year’s revenue of $4.9 million. A portion of this increase can be attributed to the reversal in the prior year of $4.3 million of percentage of completion revenue previously recognized on three food systems (one customer) based on the customer’s failure to fulfill its obligations under the contract terms. Additionally, in fiscal 2004, we were able to record revenue of $3.7 million on fiscal 2003 orders where we delivered already-completed systems. These orders did not qualify for percentage of completion accounting and the corresponding revenue was recognized upon delivery and acceptance in fiscal 2004 of the systems that were sold. Increased acceptance of the technology drove the remainder of the growth.

For the year ended April 30, 2004, North America Press sales were essentially flat with the prior year at $7.4 million.

International Press revenues for the year ended April 30, 2004 increased 117% or $11.9 million from $10.1 million for the prior year to $22.0 million, on stronger order volume and production. Order and production volumes were significantly weaker in 2003 due to lower demand for industrial products following the September 2001 attacks. The majority of this revenue increase occurred in Europe and, accordingly, net consolidated revenues in Europe have increased over the prior year. The sales and production cycle on a General Press can range from one to four years.

Cost of Sales and Gross Margins.

The Company’s gross margin by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30, 2004	Year Ended April 30, 2003	Dollar Change	Percent Change
Gross Margin
Waterjet:
North America	$25,170	$21,408	$3,762	18%
Asia	9,762	7,702	2,060	27%
Other International	9,890	2,143	7,747	362%
Other	4,435	2,321	2,114	91%

Waterjet Total	49,257	33,574	15,683	47%

Avure:
Food	1,788	(5,099)	6,887	-135%
North America Press	1,109	1,375	(266)	-19%
International Press	13,073	6,191	6,882	111%

Avure Total	15,970	2,467	13,503	547%

Consolidated Total	$65,227	$36,041	$29,186	81%

The Company’s gross margin percentage by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30, 2004	Year Ended April 30, 2003
Gross Margin Percent
Waterjet:
North America	43%	40%
Asia	48%	44%
Other International	35%	9%
Other	18%	9%

Waterjet Total	37%	28%

Avure:
Food	12%	-105%
North America Press	15%	18%
International Press	59%	63%

Avure Total	36%	11%

Consolidated Total	37%	25%

Gross margin for the year ended April 30, 2004 amounted to $65.2 million or 37% of revenues, as compared to gross margin of $36.0 million or 25% of revenues in the prior year. Fiscal 2003 gross margin was negatively impacted by a number of adjustments posted during the third quarter of that year which totaled $11.1 million. Generally, comparison of gross margin rates will vary year to year depending on the mix of sales, which includes special system, standard system and consumables sales. Gross margin rates on our systems sales are typically less than 45% as opposed to consumables sales which are in excess of 50%. On average, standard systems which are included in the North America Waterjet, Asia Waterjet and Other International Waterjet segments carry higher margins than the custom engineered systems, which are represented by the Other, Food, North America Press and International Press segments. In addition, gross margin as a percent of sales will vary amongst segments due to inter-company sales and the related inter-company transfer pricing. Waterjet margins represented $49.2 million of the overall margin or 37% of Waterjet revenues. We experienced improvement in the gross margin as a percent of revenues in each of the four segments that comprise the Waterjet operations. This gross margin improvement of 9 percentage points, 37% of revenues in fiscal 2004 compared to 28% of revenues in the prior year, was a result of better overhead absorption in light of higher sales volumes of $11 million in the year and on fiscal 2003 inventory valuation adjustments of $6.2 million which did not recur in 2004.

The Avure margins amounted to $16.0 million or 36% of Avure revenues, up from $2.5 million or 11% in the prior year. This improvement in margin of $13.5 million was achieved in both the Food segment and International Press segment of Avure. In fiscal 2004 the Food gross margin was $1.8 million or 12% of revenues, up from a gross loss of $5.1 million in the prior year. This improvement resulted from increased production volumes and $4.9 million in prior year adjustments related to percentage of completion and inventory valuation in the Food segment. While gross margin dollars increased in International Press due to higher volumes, the gross margin percentages in both the North America Press and International Press declined slightly in fiscal 2004 as compared to fiscal 2003. The decrease in

North America Press is related to slightly declining sales and change in product mix. The International Press margin is the result of gross profit on external sales and gross profit on intercompany sales. The Company’s segment reporting excludes inter-company sales but not the related margins. The decrease in margin on International Press results from increases on external sales at a greater rate than the increase in inter-company gross profit. Gross margins on International Press external sales were constant in 2004 and 2003.

Marketing Expenses.

The Company’s marketing expense by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30, 2004	Year Ended April 30, 2003	Dollar Change	Percent Change
Marketing
Waterjet:
North America	$10,109	$12,713	$(2,604)	-20%
Asia	3,022	3,008	14	0%
Other International	7,750	10,684	(2,934)	-27%
Other	1,822	2,780	(958)	-34%

Waterjet Total	22,703	29,185	(6,482)	-22%

Avure:
Food	1,658	2,426	(768)	-32%
North America Press	499	655	(156)	-24%
International Press	3,562	3,914	(352)	-9%

Avure Total	5,719	6,995	(1,276)	-18%

Consolidated Total	$28,422	$36,180	$(7,758)	-21%

Marketing expenses decreased $7.8 million or 21% to $28.4 million for the year ended April 30, 2004, as compared to the prior year marketing expenses of $36.2 million. The majority of this decrease, $6.5 million, was achieved in the Waterjet operations, while $1.3 million of the decrease was recognized in Avure.

Fiscal 2003 included a $4.1 million charge, in the Waterjet operations, to the allowance for doubtful accounts based on our assessment of the financial conditions of our individual customers and general marketplace conditions. The predominance of this increase in the allowance was recorded in the Other International Waterjet segment. The remainder of the improvement $2.4 million reduction in Waterjet over the prior year results from the implementation of cost cutting measures during fiscal 2004 aimed at providing return on invested marketing dollars, as well as the fact that the fiscal 2003 North America Waterjet segment includes the costs of participation at the 2003 bi-annual IMTS tradeshow of approximately $500,000.

Within Avure, all segments experienced decreases in expenses as a result of cost cutting measures. Expressed as a percentage of revenue, marketing expenses were 16% and 25% for the years ended April 30, 2004 and 2003, respectively.

Research and Engineering Expenses.

The Company’s research and engineering expense by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30, 2004	Year Ended April 30, 2003	Dollar Change	Percent Change
Research and Engineering
Waterjet:
North America	$4,082	$4,332	$(250)	-6%
Asia	295	278	17	6%
Other International	737	951	(214)	-23%
Other	337	688	(351)	-51%

Waterjet Total	5,451	6,249	(798)	-13%

Avure:
Food	1,583	2,523	(940)	-37%
North America Press	—	—	—
International Press	3,617	4,729	(1,112)	-24%

Avure Total	5,200	7,252	(2,052)	-28%

Consolidated Total	$10,651	$13,501	$(2,850)	-21%

Research and engineering expenses decreased $2.8 million or 21% to $10.7 million for the year ended April 30, 2004, as compared to the prior year’s research and engineering expenses of $13.5 million. Approximately $2 million of this decrease was achieved in the Avure segments: $.9 million in Food and $1.1 million in International Press. The remaining $.8 million decrease in Waterjet is spread evenly throughout all segments within waterjet except Asia, which was flat with the prior year. The reductions in all segments, relate to the timing of research and development work and the increased use of engineers on revenue generating projects, where costs are charged to Cost of Sales. Expressed as a percentage of revenue, research and engineering expenses were 6% and 9% for the years ended April 30, 2004 and 2003, respectively.

General and Administrative Expenses.

The Company’s general and administrative expense by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30, 2004	Year Ended April 30, 2003	Dollar Change	Percent Change
General and Administrative
Waterjet:
North America	$12,767	$10,011	$2,756	28%
Asia	1,146	983	163	17%
Other International	3,064	3,614	(550)	-15%
Other	1,842	2,324	(482)	-21%

Waterjet Total	18,819	16,932	1,887	11%

Avure:
Food	1,245	1,522	(277)	-18%
North America Press	601	620	(19)	-3%
International Press	2,596	3,128	(532)	-17%

Avure Total	4,442	5,270	(828)	-16%

Consolidated Total	$23,261	$22,202	$1,059	5%

General and administrative expenses increased $1.1 million or 5% to $23.3 million for the year ended April 30, 2004, as compared to the prior year’s general and administrative expenses of $22.2 million. All segments experienced a decrease in general and administrative expense, except for the North America Waterjet segment, up $2.8 million (27%) and the Asia Waterjet segment, up $.2 million (17%). The decreases represent cost cutting measures put in place by management. The increase in North America Waterjet is attributable to higher costs of doing business as a public company following the enactment by Congress of the Sarbanes-Oxley Act of 2002 and include increased directors’ and officers’ liability insurance of $.9 million as well as higher consulting costs for internal control work and other special projects of $.2 million. In addition, we resumed the compensation of our Board members in fiscal 2004 and implemented a performance-based bonus plan for management which together amounted to an increase of $2.9 million. These increases in the North America Waterjet segment were offset in part to general ‘across the board’ cost reductions. The increase in Asia Waterjet is the addition of staff. Expressed as a percentage of revenue, general and administrative expenses were 13% and 16% for the years ended April 30, 2004 and 2003, respectively.

Restructuring and Impairment Charges

The Company’s restructuring and impairment by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30, 2004	Year Ended April 30, 2003
	Restructuring	Impairment
Waterjet:
North America	$2,629
Asia
Other International	1,260	$2,113
Other	99	5,032

Waterjet Total	3,988	7,145

Avure:
Food	162	3,670
North America Press
International Press	626

Avure Total	788	3,670

Consolidated Total	$4,776	$10,815

Restructuring Charges.

There were no restructuring charges in 2003. During the year ended April 30, 2004, we incurred $4.8 million of restructuring-related costs, including severance, lease termination and consultant costs, primarily in the U.S., Germany and Sweden. The most significant of this total being incurred in the North America Waterjet segment, $2.6 million, Other International Waterjet, $1.3 million and International Press, $.6 million.

Impairment Charges.

There were no impairment charges in fiscal 2004. During fiscal 2003, we conducted a selected review of the carrying value of our goodwill. Statement of Financial Accounting Standard No. 142 (“FAS 142”), “Goodwill and Other Intangible Assets”, requires a company to perform impairment testing when certain “triggering” events affecting a business unit have taken place. The triggering events were the expectation of a sale or full or partial disposal of certain of our divisions and the continuing deterioration of the economic climate. Our review resulted in impairment charges of $7.1 million during the quarter ended January 31, 2003, $5 million was recorded in the Other segment and $2.1 million was recorded in the Other International Waterjet segment. The impairment resulted primarily from continued weakness in the automotive industry, as well as weakness in our European operations. We also prepared an analysis of the fair value of the Company’s reporting units for our required FAS 142 annual assessment. This assessment, performed as of April 30, 2003, revealed no further impairment. At April 30, 2003, we also conducted an impairment review of our long-lived assets in accordance with Statement of Financial Accounting Standard No. 144 (“FAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”. This review led to a $3.7 million impairment charge related primarily to the carrying value of the depreciable assets of the Food segment.

Operating Income (Loss). The Company’s operating income (loss) by segment for 2004 and 2003 is summarized as follows:

	Year Ended April 30, 2004	Year Ended April 30, 2003	Dollar Change	Percent Change

Operating income (loss)
Waterjet:
North America	$(4,417)	$(5,648)	$1,231	-22%
Asia	5,299	3,433	1,866	54%
Other International	(2,921)	(15,219)	12,298	-81%
Other	335	(8,503)	8,838	-104%

Waterjet Total	(1,704)	(25,937)	24,233	-93%

Avure:
Food	(2,860)	(15,240)	12,380	-81%
North America Press	9	100	(91)	-91%
International Press	2,672	(5,580)	8,252	-148%

Avure Total	(179)	(20,720)	20,541	-99%

Consolidated Total	$(1,883)	$(46,657)	$44,774	-96%

We recorded an operating loss of $1.9 million for the year ended April 30, 2004, as compared to a loss of $46.7 million in the prior year. All segments of our business except for North America Press recorded either increases in operating profit or a decrease in the operating loss as compared to fiscal 2003. The reasons for the changes in operating-profit or loss have been described in the paragraphs above addressing changes in sales, gross margin and operating expenses.

4.	You state that for the year ended April 30, 2004 domestic Waterjet revenues were $70.4 million, up $7.2 million or 11% from $63.2 million from the prior year. Please clarify why the amount of domestic Waterjet revenues for both the year ended April 30, 2004 and the year ended April 30, 2003 would exceed the amounts reported in Note 18 as North America Waterjet external sales.

Response:

The Company supplementally advises the Staff that the difference in domestic sales numbers between the MD&A and Note 18 (Segment information) is that total domestic sales as discussed in the MD&A represent sales in two different segments, North America Waterjet and Other. Based on the re-wording of the MD&A in response to comment #3, the sentences “This recent increase in domestic revenues was further enhanced by improved demand in the domestic automotive and aerospace sectors which included an expansion of our cutting cell applications to non-automotive customers. For the year ended April 30, 2004, domestic Waterjet revenues were $70.4 million, up $7.2 million or 11% from $63.2 million for the prior year”, have been removed from the MD&A as the new MD&A discusses individual segment performance.

Cost of Sales and Gross Margins, page 20

5.	You are presenting non-GAAP financial measures in your results of operations, when you discuss your fiscal 2003 gross margin, excluding adjustments. Whenever a non-GAAP financial measure is included in a filing you should include the following:

•	a presentation, with equal or greater prominence, of the most directly comparable GAAP measure,

•	reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP measure and the most directly comparable GAAP measure,

•	statement disclosing the reasons why the presentation of the non-GAAP financial measure provides useful information to investors and,

•	a statement disclosing how management uses non-GAAP financial measure.

Please provide the appropriate supporting disclosures or delete the non-GAAP measure from your filing. See Item 10(e)(1)(i)(A) to (D) of Regulation S-K.

Response:

The Company supplementally advises the Staff that it will delete the non-GAAP financial measure from its MD&A (fiscal 2004 compared to fiscal 2003) in future filings. The sentence that will be deleted is “Excluding these adjustments, the fiscal gross margin percentage would have been 33%.” No other changes to MD&A would be made related to comment number #5.

Interest and Other Income (Expense). Net, page 21

6.	You state that the year ended April 30, 2003 also includes a $1.2 million accrual related to a discount agreed to as part of the sale of a substantial portion of your long-term notes receivable to a financial institution. Tell us about the terms of this sale as well as how you accounted for this transaction. Please cite the accounting literature used to determine the appropriate accounting.

Response:

In response to this Comment, the Company supplementally advises the Staff that the Company’s subsidiary, Avure Technologies (“Avure”), sold a number of food processing systems to Avomex, a producer of guacamole, and accepted 5 year notes bearing interest at 12% for payment from Avomex.

In January 2003, Avure approached Avomex about refinancing the notes with a third party and thus paying off the long-term notes of $10.3 million. The Company’s decision to approach Avomex was predicated on a high level of debt outstanding and the Company considering which of its assets could be converted into cash to reduce its debt burden. In response to Avure’s request, Avomex worked with its lender to obtain a loan to provide working capital and funds to repay the notes. Avomex obtained a verbal approval from their lenders in late January 2003. The new refinancing provided for payback of the notes at 88 cents on the dollar (or a 12% discount) with the closing of the transaction being contingent upon the completion of an appraisal of Avomex’s assets. The bank lending limits prevented the bank from refinancing all the notes, so the transaction at January 31, 2003 refinanced $8.9 million of the $10.3 million in notes. The remaining $1.4 million were refinanced at a later date. The 12% discount on $10.3 million was $1.2 million .

The Company referred to Statement of Financial Accounting Standard No. 5 (FAS 5), “Accounting for Contingencies”, to find the literature pertinent to the accounting for this transaction. FAS 5 states that “… a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a.	Information available prior to the issuance of the financial statements indicated that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the facts of the loss.

b.	The amount of the loss can be reasonably estimated.”

Based on the criteria above, the Company determined that the loss was probable at January 31, 2003. Avomex had received verbal approval for the transaction which provided for a discount of the notes, thus resulting in a loss to Avure Technologies. As of January 2003, due to liquidity requirements, Company management had made the decision to sell these notes at a discount from face value. Flow began offering the notes to financial institutions (such as GE Capital and Bank of America) prior to January 31, 2003. Once the decision had been made to market the notes at a discount, and it was clear that management’s best estimate that the amount that would ultimately be realized from the notes was less than the carrying amount. The Company concluded that it was appropriate to write the asset down to the estimated recoverable amount. The loss was reasonably estimable as it amounted to 12% of the carrying value of the notes or $1.2 million. Thus the Company accrued for the discount at January 31, 2003.

Fiscal 2003 Comprehensive Financial Review, page 22

7.	You state that although your former CEO remains obligated to perform consulting services through May 2005, you determined that no significant future services are likely to be required of him. Therefore you accrued and charged to operations all remaining contractual fees and related benefits aggregating approximately $1.1 million. Tell us what specific accounting literature you used to determine this was the appropriate accounting.

Response:

The Company supplementally advises the Staff that during January 2003, the Company’s newly appointed CEO determined that the Company would no longer require the former CEO’s services in any significant capacity. Consequently, the Company accrued the remainder of the compensation owed to the former CEO under his employment agreement.

The Company applied the concept described in APB 12’s discussion of Deferred Compensation contracts, i.e. that the cost of benefits shall be accrued over that period of the employee’s service in a systematic and rational manner. Once it was clear that further services would not be provided by the former CEO, the remaining amount of the contract was accrued with a charge to expense in January 2003.

The Company will revise its disclosure in future filings to read as follows:

[...]We determined that no significant future services would be required of our former CEO. Therefore we accrued and charged to operations all remaining contractual fees and related benefits aggregating approximately $1.1 million.

Contractual Obligations, page 28

8.	Please consider revising your table of contractual cash obligations to include the following:

a)	Estimated interest payments on your debt; and

b)	Estimated payments under your foreign exchange contracts and other derivative agreements.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response:

The Staff’s comments have been noted. The Company will disclose the estimated interest payments on its debt and the estimated payments under its foreign exchange contracts in future filings to increase the transparency of its cash flows. The pro forma disclosure for the quarter ended October 31, 2004 is shown below.

	Maturity by Fiscal Year
	2005	2006	2007	2008	2009	Thereafter	Total
	(in thousands)
Foreign currency contracts(1)	$841	$2,515	$—	$—	$—	$—	$3,356
Inventory purchases(2)	2,351	—	—	—	—	—	2,351
Operating leases	3,978	3,482	3,095	2,448	1,704	5,269	19,976
Other(3)	582	214	137	56	56	56	1,101
Long-term debt and notes payable, including deferred interest(4)	8,747	40,035	22,158	20,938	—	—	91,878
Interest on long-term debt and notes payable(5)	1,691	6,276	5,250	2,625	—	—	15,842

Total	$18,190	$52,522	$30,640	$26,067	$1,760	$5,325	$134,504

(1)	As these obligations were entered into as hedges, the majority of these obligations will be offset by losses/gains on the related assets, liabilities and transactions being hedged. As of April 30, 2004, the net settlement of the transactions and related hedges amounts to a gain of $354,000 which is included in Accumulated Other Comprehensive Loss on the Consolidated Balance Sheet.

(2)	We have included inventory purchase commitments, which are legally binding and specify minimum purchase quantities. These purchase commitments do not exceed our projected requirements and are in the normal course of business. These commitments exclude open purchase orders.

(3)	These obligations include non-inventory vendor commitments, such as professional retainers and trade show commitments.

(4)	While certain long-term debt and notes payable balances have been presented as a current liability in the consolidated financial statements, this table is reporting the contractual due dates of the long-term debt and notes payable balances.

(5)	Interest payments are estimated based on the outstanding debt balances as of October 31, 2004 using the then interest rate in effect through the contractual maturity of the debt instrument. These estimates may change over time as we opt to refinance our debt instruments.

Financial Statements

Statements of Operations, page 35

9.	Please present interest expense and interest income separately, rather than netting them, in your statement of operations. See Rules 5-03(7) and (8) of Regulation S-X.

Response:

The Company supplementally advises the Staff that, for the years ended April 30, 2004, 2003 and 2005, interest income was $386,000, $686,000 and $540,000, respectively, or 3%, 6% and 6% of interest expense, net, respectively. The Company will disclose the interest income separately in the future if it becomes significant.

10.	Please separately present on your statement of operations or disclose in a note to the financial statements the components and related amounts included in the other income (expense), net line item for each period your statement of operations is presented. See Rules 5-03(7) and (9) of Regulation S-X.

Response:

The Staff’s comment has been noted. The Company supplementally advises the Staff that the Company will present the components and related amounts included in Other Income (Expense) in a note to the financial statements in future filings. The Company had previously included the primary components of Other Income (Expense) in its MD&A section and will continue to include this information in MD&A as well.

Statement of Cash Flows, page 36

11.	Please explain to us how your netting of cash flows related to the repayments and borrowings under credit agreement and notes payable meet the requirements in paragraph 13 of SFAS 95 for netting. Otherwise, please present the gross amounts of repayments and borrowings.

Response:

The Staff’s comment has been noted. The Company supplementally advises the Staff that its Form 10-K/A for the year ended April 30, 2004 included the repayments and borrowings under credit agreements and notes payable in Note 8 to the Consolidated Financial Statements. After a further review of paragraph 13 of SFAS 95, the Company agrees with the Staff’s comment and will present the gross repayments and borrowings under credit agreements and notes payable on the face of the Consolidated Statement of Cash Flows in future filings.

Statements of Shareholders’ (Deficit) Equity and Comprehensive Loss, page 37

12.	Please disclose the accumulated balances for each classification of accumulated other comprehensive loss on the face of the balance sheet or in a footnote to the financial statements as required by paragraph 26 of SFAS 130.

Response:

The Staff’s comment has been noted. The Company supplementally advises the Staff that it will disclose the accumulated balances for each classification of accumulated other comprehensive loss on its Consolidated Balance Sheet in future filings as required by paragraph 26 of SFAS 130. The pro forma disclosure for the quarter ended October 31, 2004 is shown below.

(In thousands)	October 31, 2004	April 30, 2004
Shareholders’ Deficit
Series A 8% Convertible Preferred Stock – $.01 par value, 1,000,000 shares authorized, none issued	—	—
Common Stock - $.01 par value, 49,000,000 shares authorized, 15,939,291 shares outstanding at October 31, 2004 and 15,509,853 shares outstanding at April 30, 2004	159	156
Capital in Excess of Par	56,816	54,686
Accumulated Deficit	(62,580)	(59,965)
Accumulated Other Comprehensive Loss:
Cumulative Translation Adjustment, net of income tax of $0	(3,966)	(4,684)
Unrealized Gains on Cash Flow Hedges, net of income tax of $198 and $99	510	255

Accumulated Other Comprehensive Loss	(3,456)	(4,429)

Total Shareholders’ Deficit	(9,061)	(9,552)

13.	Please disclose for all periods presented the amounts of the reclassification adjustments and the income tax provisions for each classification of other comprehensive loss, including amounts related to cash flow hedges. See paragraphs 20 and 25 of SFAS 130 as well as paragraph 47 of SFAS 133.

Response:

The Staff’s comment has been noted. The Company supplementally advises the Staff that it will disclose the amounts for the reclassification adjustments and the income tax provisions, as applicable, for each classification of other comprehensive loss on its Statement of Comprehensive Loss in future filings as required by paragraph 20 and 25 of SFAS 130, as well as paragraph 47 of SFAS 133. The pro forma disclosure for the quarter ended October 31, 2004 is shown below.

	Three Months Ended October 31,		Six Months Ended October 31,
(In thousands)	2004	2003	2004	2003
Net Loss	$(275)	$(1,929)	$(2,615)	$(7,596)
Other Comprehensive Income (Loss):
Unrealized Gain on Equity Securities Available for Sale, net of income tax of $288 and $402, respectively	—	560	—	780
Reclassification Adjustment for Settlement of Cash Flow Hedges, net of income tax of $0	(43)	(43)	(66)	(55)
Unrealized Gain on Cash Flow Hedges, net of income tax of $126, $91, $125 and $30, respectively	323	235	322	78
Cumulative Translation Adjustment, net of income tax of $0	878	(854)	717	(1,391)

Comprehensive Income (Loss)	$883	$(2,031)	$(1,642)	$(8,184)

Note 1 – The Company and Summary of Significant Accounting Policies, page 38

14.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of the costs from cost of sales, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

Response:

The Company supplementally advises the Staff that it includes 100% of inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of our distribution network in Cost of Sales. Accordingly neither a footnote nor mention in MD&A that some of these costs are included in captions other than Cost of Sales is warranted.

The following is the Company’s proposed accounting policy disclosure to be included in future filings.

The Company includes costs associated with marketing and selling of the products such as payroll and commission costs of sales persons, costs of tradeshows and advertising and the direct costs of persons involved in marketing. In addition, costs of our technical services department are included in marketing except for their time and direct costs associated with installation of systems or warranty work, of which these costs are properly included in Cost of Sales. Also any charges associated with uncollectible accounts receivable are recorded in Marketing expense. Administrative expenses of the company including management, board of director fees, audit and legal fees are included in General and Administrative expense. Certain costs such as facility costs and information technology costs are allocated to all departments and thus are included in Cost of Sales and all three line items in Operating Expenses

Revenue Recognition, page 39

15.	Please demonstrate to us how your revenue recognition policies related to the sale of standard systems complies with EITF 00-21. Please specifically address the following:

•	How you determined you have more than one unit of accounting;

•	How you allocate the total consideration to each unit of accounting;

•	How you account for the direct costs of the arrangements;

•	How you determined it was appropriate to record system revenue at the lesser of the cash received or the estimated fair value of the system if payment is contingent upon system installation and system installation has not occurred.

Response:

The Company supplementally advises the Staff that the Company’s standard products range in size and correspondingly in price from $140,000 to $400,000 with prices inclusive of installation.

Each waterjet system provides standard deliverables to the Company’s customers and is not customized to specific requirements of such customers. Prior to shipment, the Company tests and burns in the equipment to ensure functionality.

The Company does not employ a proprietary installation process when placing the equipment into service at a customer’s location, and consequently the installation itself can be completed by parties other than the Company. As a matter of convenience, most customers will opt to have the Company complete the installation of the equipment they have purchased. In the event, a customer chooses to purchase only the equipment, the Company will reduce the price of the equipment by the value of the installation service portion, which ranges from $11,000 to $20,000. The Company does not provide general rights of return on its equipment sales.

The Company notes that the relevant sections from EITF 00-21 are included in the right hand column of the table below.

How you determined you have more than one unit of accounting

a.      The Company ships the system to a customer site prior to installation. This system, whether or not installed, has value to the customer and could be resold by the customer or any other vendor. On occasion, the Company will sell a system without the installation.

b.      In its order fulfillment system, the Company maintains separate costs and prices for the system and the installation. In addition, the Company will sell its systems and installation services separately and provide independent prices for each deliverable. Consequently, the Company has verifiable objective evidence of the fair value of the undelivered element – the installation.

c.      The Company does not employ a proprietary installation process when placing the equipment into service at a customer’s location, such that the installation itself can be completed by parties other than the Company, such as the customers themselves. As a matter of convenience, most customers will opt to have the Company complete the installation of the equipment they have purchased.

Based on these criteria, the system element meets the criteria for separation under EITF 00-21

How you allocate the total consideration to each unit of accounting	As discussed above, the Company maintains separate prices and costs for its two deliverables. These distinct prices and costs are objective and reliable evidence of the fair value of each accounting unit as they represent the amounts that would charged if the accounting unit were sold independently so the allocation is based on the actual value of the deliverables.

How you account for the direct costs of the arrangements	With EITF 00-21 silent on the issue of accounting for direct costs, the Company has been ascribing the direct costs of the arrangements to the applicable accounting unit and showing it as cost of sales when the revenue for the accounting unit is recorded.

How you determined that it was appropriate to record system revenue at the lesser of the cash received or the estimated fair value of the system if payment is contingent upon system installation and system installation has not occurred	The Company records revenue upon shipment of its systems and upon completion of the installation. In the event, payment terms are contingent on installation acceptance, the Company will defer revenue recognition of both accounting units until the installation has been signed off by the customer. The current policy statement is inaccurate and confusing. The Company will clarify its Revenue Recognition policy in Note 1 to reflect the above in future filings. The proposed wording is shown below.

Revenue Recognition

[…] The Company adopted EITF Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables”. EITF 00-21, which was subsequently included in SAB 104, provides guidance on how to account for arrangements that involve the delivery or performance of single or multiple products, services and/or rights to use assets. For standard systems, our multiple deliverables are: (1) the standard system and (2) the installation thereof. We recognize revenue upon shipment of the standard system at the fair value of that system. Installation revenue is recorded upon completion of the service. In some cases, systems are delivered with payment terms contingent on acceptance of installation. We will recognize revenue for those systems on installation acceptance.

Note 14 – Commitments and Contingencies, page 57

16.	You indicate that you have been subject to product liability claims. However you do not believe the effects of any claims will materially affect your financial statements. We caution you that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made. Paragraph 9 of SFAS 5 also states that in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading; disclose the amount accrued, or tell us how you determined it was not necessary to disclose this amount. In addition, provide the disclosures called for by SAB Topic 5:Y.

Response:

The Company appreciates and understands the Staff’s comment regarding the accounting and disclosure under SFAS 5 and the Company believes that it has complied with SFAS 5 in its accounting and disclosure. Most of the product liability claims against the Company have historically related to a business line that was sold in September 1997. Although the ultimate amount of individual liabilities associated with the currently pending claims cannot be estimated, the Company believes that claims amounts will not exceed related insurance coverage. These claims are all covered by insurance policies which have limits exceeding the amounts claimed and which have deductibles or retentions ranging from $25,000 to $100,000, depending on the applicable policy. The Company believes that its exposure on these claims is likely limited to the deductible amounts, which are not, individually or in the aggregate, material to the Company’s results. The Company cannot estimate or predict whether, on any particular claim, the full amount of the deductible will be spent. The Company, therefore, does not have any accrual for losses on its books associated with these claims and does not believe there is a reasonable possibility that a material loss exceeding amounts already recognized on these claims will be incurred. Accordingly, the Company does not believe any additional disclosure related to product liability claims is warranted.

Note 16 – Restructuring, page 59

17.	Please revise your restructuring table to show activity by reportable segment. See paragraph 20(d) of SFAS 146.

Response:

The Staff’s comments have been noted. The Company supplementally advises the Staff that it will revise its restructuring table to show activity by reporting segment in future filings as required by paragraph 20(d) of SFAS 146. The pro forma disclosure for the quarter ended October 31, 2004 is shown below.

	North America Waterjet	Other International Waterjet	International Press		Consolidated
	Facility Exit Costs	Facility Exit Costs	Severance Benefits	Facility Exit Costs	Severance Benefits	Facility Exit Costs	Total
Balance, April 30, 2004	$139	$333	$244	$191	$244	$663	$907
Q1 restructuring charge	—	—	—	—	—	—	—
Q1 cash payments	(9)	(4)	(68)	(3)	(68)	(16)	(84)

Balance, July 31, 2004	130	329	176	188	176	647	823
Q2 restructuring charge	—	—	—	—	—	—	—
Q2 cash payments	(9)	(4)	(64)	(3)	(64)	(16)	(80)

Balance, October 31, 2004	$121	$325	$112	$185	$112	$631	$743

Note 18 – Operating Segment & Geographical Information, page 60

18.	Please disclose the types of amounts included in the Eliminations column of the operating income (loss) line item for each period presented, and disclose why these amounts were not allocated to the other reportable segments. If any amounts are reversals of transactions between reportable segments, please present them in a separate column from Corporate type of expenses. Please also disclose what identifiable assets are included in the Eliminations column as of each balance sheet and disclose why these amounts result in a negative balance. See paragraphs 31 and 32 of SFAS 131.

Response:

The Company supplementally advises the Staff that the Eliminations column of the operating income (loss) line in the segment disclosure for all periods presented represents reversals of transactions between reportable segments, e.g. the elimination of profit recognized on sale of inventory between reportable segments, for which the inventory was not subsequently sold to a third party. There are no other types of expenses or income included in these totals. The Company will note the nature of the elimination via an asterisk “*” and notation in future filings. The amounts included in the eliminations column under the asset line represent the elimination of all of the inter-company receivables included in the total assets of the various segments. There are no other types of items included in these amounts. The Company will note the nature of these eliminations via a double asterisk “**” and notation in future filings.

19.	Please disclose the nature of the amounts included in the “Other” category including the sources of revenue. Refer to paragraph 21 of SFAS 131.

Response:

The Staff’s comment has been noted. The Company supplementally advises the Staff that the “Other” segment column represents our Applications group. This segment provides automation and robotic systems solutions to the automotive market. This segment of the Company is not considered core as it does not make primary use of the Company’s ultrahigh-pressure water technology.

The Company will add the following disclosure to its segment footnote in future filings.

The other segment is comprised of divisions which do not make primary use of the Company’s ultrahigh-pressure water technology. These divisions provide automation and robotic systems solutions to the automotive market.

Exhibits 31.1 and 31.2

20.	Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file amendments to your Forms 10-K and 10-Q’s to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K and refer to the appropriate locations for the definitions. In doing so, please refile each of these Forms 10-K and 10-Q’s in their entirety.

Response:

The Staff’s comment has been noted. The Company supplementally advises the Staff that it agrees that its certifications related to disclosure controls and procedures are in error as such certifications referenced the incorrect Exchange Act Rules. The correct form of certification is “The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 a(e) and 15d-15(e)) for the registrant and have:”

The Company respectively asks the Staff that it be allowed to refile the correct certification exhibits only, as opposed to the entire April 30, 2004 Form 10-K/A and the Form 10-Q’s for the periods ended October 31, 2003, January 31, 2004, July 31, 2004 and October 31, 2004.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2004

21.	Please address the comments above in your interim Forms 10-Q as well.

Response:

The Staff’s comments have been noted. The Company supplementally advises the Staff that it will adopt the comments related to the Form 10-K to its interim Form 10-Q filings as applicable.

Note 12-Notes Payable and Long-Term Obligations, page 14

22.	You state that you evaluated the Amendment signed on July 28, 2004 under EITF 98-14 and concluded that the borrowing capacity increased. Please help us understand how you arrived at this conclusion and correspondingly how you accounted for the deferred financing costs associated with the original and amended credit agreement. In Note 16 of your Form 10-K/A for the year ended April 30, 2004 you sate that you incurred over $1.5 million in professional fees associated with the restructuring of debt in July 2003 and 2004. Tell us whether these amounts relate to the Senior Credit Agreement as well as how you determined it was appropriate to expense these amounts during the year ended April 30, 2004.

Response:

The Company supplementally advises the Staff that it evaluated the July 2004 amendment to its senior credit agreement under EITF 98-14 and determined that the borrowing capacity was increased and accordingly fees associated with the new amendment, as well as the deferred financing costs on the books, would be amortized over the term of the new arrangement. The reason that the Company determined that the borrowing capacity increased is that the old agreement expired August 1, 2004 and thus had no remaining life. The new agreement extended the life of the facility an additional 12 months (expiration is August 1, 2005). Thus the product of the remaining term (zero months) and the maximum credit for the old line was zero. The new agreement had a greater borrowing capacity and accordingly deferred fees are being amortized over the extended agreement. The value of the warrants provided in connection with the re-financing ($480,000) and the outside fees associated with the new agreement ($1.8 million) (payable upon successful negotiation of a credit agreement) paid to the investment advisors are also being amortized through August 1, 2005, the term of the agreement.

In footnote 16 of the Company’s Form 10-K/A, the Company disclosed that it incurred and expensed $1.5 million related to restructuring of our debt. The Company properly expensed these amounts as they were fees that were not related directly to the successful amendment of the senior revolving credit facility. The $1.5 million in fees includes $1.3 million in fees to advisors used by Flow, the subordinated debt holders and the senior debt holders to assist the Company in preparing budgets, creating various models and other ongoing operational forecasting assistance. In addition, the Company had engaged its own advisors to assist in obtaining a refinance option for its costly subordinated debt. The advisors were unable to identify and consummate this refinancing transaction. None of these fees were contingent upon successful negotiations with either the existing senior note holders, a new senior note holder or the subordinated debt holder. Of the $1.3 million in fees, $1.2 million were fixed monthly charges (regardless of hours) and the remaining $.1 million was based on an hourly rate. Accordingly, these fees were treated as period costs and expensed as incurred.

Note 14 – Commitments and Contingencies, page 16

23.	Please provide the disclosures required by paragraphs 9 and 10 of SFAS 5 regarding the Omax letter.

Response:

The Company supplementally advises the Staff that it will add the following disclosure in future filings to the end of the paragraph which discusses the Omax lawsuit. The paragraph begins “On November 18, 2004, Omax Corporation…” At the end of this paragraph, the Company will add the following:

“Accordingly, the Company has not provided for any loss contingency accrual related to the Omax lawsuit as of January 31, 2005. The Company will incur legal fees as part of this lawsuit and will expense them as incurred. While an exact amount of legal fees is not known at this time, the total fees are expected to be more than $1 million over the next year to two years.”

We look forward to your comments.

Sincerely,

/s/ Stephen D. Reichenbach
Stephen D. Reichenbach Chief Financial Officer